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                                                                    Exhibit 99.2

                   UNIFAB INTERNATIONAL, INC. - CURRENT EVENTS
         Larry Verzwyvelt named President of Universal Fabricators, LLC

New Iberia, LA - (PR Newswire) - September 11, 2003 - UNIFAB International, Inc. (NASDAQSC: UFAB) (the "Company") today announced the appointment of Larry Verzwyvelt as president of Universal Fabricators, LLC, the Company's largest operating subsidiary. Mr. Verzwyvelt will report to the Company's principal executive officer, William A. Hines. Universal Fabricators' previous president, William A. Downey, will continue in service to the Company in the role of executive vice president and as a director and will concentrate his efforts on special projects, business development and marketing for the Company's various operating subsidiaries.

"The experience Larry has obtained in the last 25 years in the fabrication industry makes him uniquely qualified to lead our Company in meeting the challenges we currently face," said William A. Hines, Chairman and principal executive officer of UNIFAB International, Inc. "Larry is well known in the industry and will build strength and confidence in our business operations. He is excellent with business systems, is knowledgeable in all aspects of our business and relates well to the workforce. He was in charge of one of the largest fabrication operations on the Gulf Coast and is perfectly suited to continue the development of Universal Fabricators in the marketplace. I look forward to working with Larry and welcome him to our team. Bill Downey has done an excellent job at Universal Fabricators stabilizing the business, improving the efficiency of the business processes and reestablishing UNIFAB's name in the marketplace. I am happy to say that he will continue to assist the Company in its marketing and strategic business development efforts as well as support special projects in the future."

Prior to joining Universal Fabricators, Mr. Verzwyvelt was the Operations Manager, Fabrication - North America, for J. Ray McDermott, Inc., a position he held since 1999. Before joining J. Ray McDermott in 1995, Mr. Verzwyvelt was the Fabrication Division Manager for OPI International, Inc., where he was responsible for all domestic and international fabrication operations. He also held various operational and project management positions with OPI, Gulf Marine Fabricators, Inc. and Service Marine Group, Inc.

UNIFAB International, Inc. is a custom fabricator of topside facilities, equipment modules and other structures used in the development and production of oil and gas reserves. In addition, the Company designs and manufactures specialized process systems, refurbishes and retrofits existing jackets and decks and provides design, repair, refurbishment and conversion services for oil and gas drilling rigs.



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